SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                 Amendment No. 2
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                         WOW Entertainment, Inc. (WOWI)
                                (Name of Issuer)


                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   026325 10 0
                                 (CUSIP Number)


                          Constance J. Gustafson, Esq.
                          Lowe Gray Steele & Darko, LLP
                 Bank One Tower, 111 Monument Circle, Suite 4600
                           Indianapolis, Indiana 46204
                                 (317) 236-8020
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 26, 2001
             (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                               (Page 1 of 7 Pages)

CUSIP No.   0263251 0 0                 13D                Page 2 of 7 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS

    David B. McLane (along with John F. Fisbeck and Carter M. Fortune)
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    N/A
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER

               0 (1)
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER

               0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER

               0
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER

               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(1) The issuer redeemed Mr. McLane's shares on June 26, 2001. Effective June 26, 2001, Mr. McLane is no longer a member of the group.

CUSIP No.   026325 10 0                 13D                Page 3 of 7 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     John F. Fisbeck (along with Mr. McLane and Mr. Fortune)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER

               As of June 26, 2001, Mr. Fisbeck owns 19,009,668 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 38,352,670.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER

               0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER

               As of June 26, 2001, Mr. Fisbeck owns 19,009,668 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 38,352,670.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER

               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     As of June 26, 2001, Messrs. Fisbeck and Fortune are deemed to beneficially own an aggregate 38,352,670 shares of WOWI's Common Stock.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     92.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No.    026325 10 0                13D                Page 4 of 7 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     Carter M. Fortune (along with Messrs. McLane and Fisbeck)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER

               As of June 26, 2001, Mr. Fortune owns 19,343,002 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 38,352,670.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER

               0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER

               As of June 26, 2001, Mr. Fortune owns 19,343,002 shares over which he has sole dispositive power; however, as a member of a group he will be deemed to beneficially own 38,352,670.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER

               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     As of June 26, 2001, Messrs. Fisbeck and Fortune are deemed to beneficially own an aggregate 38,352,670 shares of WOWI's Common Stock
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     92.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This Amendment No. 2 amends Items 4 and 5(a)-(c) and (e) of Statement on
Schedule 13D dated August 7, 2000 as amended on September 1, 2000("Schedule 13D"), previously filed by David B. McLane, John F. Fisbeck and Carter M. Fortune relating to shares of Common Stock, $0.01 par value per share ("Common Stock"), of WOW Entertainment, Inc., a Delaware corporation ("WOWI") formerly known as American Gaming & Entertainment, LTD. ("AGEL"), with principal offices located at Bank One Tower,111 Monument Circle, Suite 4600, Indianapolis, Indiana 46204.

Item 4.  Purpose of the Transaction.

     On June 26, 2001, WOWI redeemed all of Mr. McLane's common stock in WOWI (19,007,585 shares) for $30,835.01. Mr. McLane also resigned as President of WOWI, Women of Wrestling, Inc., a wholly owned subsidiary of WOWI, WOW Women of Wrestling Music I, Inc., another wholly owned subsidiary of WOWI, and as a member of the Board of Directors of WOWI on June 26, 2001. Mr. McLane is no longer part of the Control Group.

     Messrs. Fisbeck and Fortune continue to be part of the Control Group.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) As of June 26, 2001, Mr. McLane has no interest in the securities of WOWI and is no longer part of a group. As of June 26, 2001, Messrs. Fisbeck and Fortune are as members of a group deemed to beneficially own 38,352,670 shares of WOWI common stock representing 92.0% of the outstanding common stock of WOWI. Individually, each person has sole dispositive and voting power over the following shares of Common Stock: John F. Fisbeck, 19,009,668 (or 45.6%) and Fortune, 19,343,002(or 46.4%).

     (c) As of June 26, 2001, except for the execution of the Redemption Agreement, there have been no transactions in shares of common stock by Messrs. McLane, Fortune and Fisbeck during the past 60 days.

     (e) On June 26, 2001, Mr. McLane ceased to be the beneficial owner of more than five percent of the class of securities.

                                  EXHIBIT INDEX


Exhibit No.     Description
-----------     -----------

Exhibit A       Joint Filing Statement

Exhibit 7.1 Redemption Agreement, dated as of June 26, 2001, between WOW Entertainment, Inc., Women of Wrestling, Inc., David B. McLane and David McLane Enterprises, Inc.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2001

/s/ David B. McLane
-----------------------------
David B. McLane


/s/ John F. Fisbeck
----------------------------
John F. Fisbeck


/s/ Carter M. Fortune
-----------------------------
Carter M. Fortune

                                    EXHIBIT A

                             Joint Filing Statement

     We, the undersigned, hereby express our agreement that the attached Amendment No. 2 to Schedule 13D is filed on behalf of each of us.



/s/ David B. McLane
-----------------------------
David B. McLane


/s/ John F. Fisbeck
----------------------------
John F. Fisbeck


/s/ Carter M. Fortune
-----------------------------
Carter M. Fortune

                                   EXHIBIT 7.1


                           STOCK REDEMPTION AGREEMENT

This AGREEMENT (the "Agreement"), dated as of this 26th day of June, 2001, by and between WOW Entertainment, Inc., a Delaware corporation ("Entertainment"), Women of Wrestling, Inc., David B. McLane ( "McLane") and David McLane Enterprises, Inc.

                              W I T N E S S E T H :

WHEREAS, McLane owns 19,007,585 common shares in Entertainment;

WHEREAS, McLane has agreed to sell all of his common shares in Entertainment as described below; and

WHEREAS, the Board of Directors of Entertainment has approved and adopted this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual agreements, provisions and conditions contained herein, and for other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings, unless the context shall otherwise require:

     (a) Entertainment Common Stock shall mean the 19,007,585 shares of Common Stock, $0.01 par value, of Entertainment, owned by McLane.

     (b) Closing shall mean the consummation of the sale in accordance with the provisions hereof to be held on or before June 26, 2001 unless changed by the mutual agreement of the parties hereto.

                                   ARTICLE II
                    REDEMPTION OF ENTERTAINMENT COMMON STOCK

At Closing, Entertainment shall pay to McLane the sum of Thirty Thousand Eight Hundred Thirty Five Dollars and 01/100 ($30,835.01). In addition, Entertainment shall promptly reimburse McLane for any federal or state income taxes resulting from the redemption of the Entertainment Common Stock. Prior to a request for reimbursement, McLane shall provide Entertainment with appropriate documentation evidencing the tax liability. In the event it is proposed to value the Entertainment Common Stock at a price in excess of Thirty Thousand Eight Hundred Thirty Five Dollars and 01/100 ($30,835.01), McLane shall consult with the tax advisors designated by Entertainment. McLane shall not use or agree to any valuation in excess of Thirty Thousand Eight Hundred Thirty Five Dollars and 01/100 ($30,835.01) without the prior approval of Entertainment's tax advisors. If it is necessary to contest such valuation, McLane shall consent to be represented by the tax advisors designated by Entertainment.

At Closing, McLane shall surrender to Entertainment, certificates representing the Entertainment Common Stock, which certificates shall be duly endorsed on the reverse side thereof by McLane or attached to appropriate stock powers.

                                   ARTICLE III
                                   RESIGNATION

At Closing, McLane shall tender his resignation as an employee and director of Entertainment, Women of Wrestling, Inc. and WOW Women of Wrestling Music I, Inc. The resignation shall be effective at Closing.

                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF MCLANE

The following representations and warranties are hereby made by McLane to
Entertainment:

4.01 Authorization. McLane has full power and authority to enter into this Agreement and to carry out the transaction contemplated herein. This Agreement constitutes the valid and legally binding obligation of McLane, enforceable in accordance with its terms and conditions.

4.02 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby and thereby, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental entity, or court to which McLane is subject or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which McLane is a party.

4.03 Entertainment Shares. McLane holds of record and owns beneficially 19,007,585 shares of Entertainment common stock, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws) encumbrances, security interests, options, warrants, purchase rights, contracts, commitments and/or equities. McLane is not a party to any option, warrant, purchase right or other contract or commitment that could require McLane to sell, transfer or otherwise dispose of any common stock of Entertainment (other than this Agreement). McLane is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any common stock of Entertainment (other than this Agreement).

4.04 Accredited Investor. McLane is an "accredited investor" as that term is defined in Regulation D of the Securities Act and has sufficient knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the transaction contemplated by this Agreement and making an informed business decision.

4.05 No Brokerage Fees. No agent, broker, investment banker, person or firm acting on behalf of McLane to the best of his knowledge, is or will be entitled to any broker's or finder's fee or any other commission or fee, directly or indirectly, in connection with any of the transactions contemplated hereby.

4.06 Representations True. No representation or warranty contained herein, nor any statement or certificate furnished hereunder or in connection herewith, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

                                    ARTICLE V
                 REPRESENTATIONS AND WARRANTIES OF ENTERTAINMENT

The following representations and warranties are hereby made by Entertainment to
McLane:

5.01 Organization; Authorization. Entertainment is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has full power and authority to enter into this Agreement and to carry out the transaction contemplated herein. This Agreement constitutes the valid and legally binding obligation of Entertainment, enforceable in accordance with the terms and conditions.

5.02 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby and thereby, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental entity, or court to which Entertainment is subject or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Entertainment is a party.

5.03 No Brokerage Fees. No agent, broker, investment banker, person or firm acting on behalf of it to the best of its knowledge, is or will be entitled to any broker's or finder's fee or any other commission or fee, directly or indirectly, in connection with any of the transactions contemplated hereby.

5.04 Representations True. No representation or warranty contained herein, nor any statement or certificate furnished hereunder or in connection herewith, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

                                   ARTICLE VI
                                     RELEASE

McLane and McLane Enterprises, Inc. hereby forever RELEASE and DISCHARGE Entertainment, Women of Wrestling, Inc., their officers, shareholders, directors, employees, agents, affiliates and assigns, and all other persons, firms or corporations liable or who might be liable, none of whom admit any liability to McLane and/or McLane Enterprises, Inc., but all dispute any liability to McLane and/or McLane Enterprises, Inc., of and from any and all manner of actions, causes of action, suits, accounts, contracts, debts, claims, and demands whatsoever, at law or at equity that he/it may have against Entertainment, Women of Wrestling, Inc., their officers, shareholders, directors, employees, agents, affiliates and assigns; excluding, however, any claims McLane and/or McLane Enterprises, Inc., may have against Entertainment and/or Women of Wrestling, Inc. as a result of a breach of this Agreement.

It is further understood and agreed that this Release extends to all claims of every nature and kind whatsoever, known or unknown, suspected or unsuspected (excluding, however, any claims resulting from a breach of this Agreement by Entertainment and/or Women of Wrestling, Inc.), and that McLane and McLane Enterprises, Inc. are executing this Release upon the advice and with the consent of his/its own counsel and on no representations of the parties released or its counsel.

Entertainment and Women of Wrestling, Inc. hereby forever RELEASE and DISCHARGE McLane, McLane Enterprises, Inc., their officers, shareholders, directors, employees, agents, affiliates and assigns, and all other persons, firms or corporations liable or who might be liable, none of whom admit any liability to Entertainment and/or Women of Wrestling, Inc., but all dispute any liability to Entertainment and/or Women of Wrestling, Inc., of and from any and all manner of actions, causes of action, suits, accounts, contracts, debts, claims, and demands whatsoever, at law or at equity that it may have against McLane, McLane Enterprises, Inc., their officers, shareholders, directors, employees, agents, affiliates and assigns; excluding, however, any claims Entertainment and/or Women of Wrestling, Inc. may have against McLane and/or McLane Enterprises, Inc. as a result of a breach of this Agreement.

It is further understood and agreed that this Release extends to all claims of every nature and kind whatsoever, known or unknown, suspected or unsuspected (excluding, however, any claims resulting from a breach of this Agreement by McLane and/or McLane Enterprises, Inc.), and that Entertainment and Women of Wrestling, Inc. are executing this Release upon the advice and with the consent of its own counsel and on no representations of the party released or his/its counsel.

                                   ARTICLE VII
                                  MISCELLANEOUS

7.01 Survival. All agreements, representations and warranties made hereunder or in connection with the transactions contemplated hereby shall survive the Closing and remain effective in accordance with the terms hereof regardless of any investigation at any time made by or on behalf of any of the parties.

7.02 Assignment. This Agreement may not be assigned nor any of the performances hereunder delegated by operation of law or otherwise by any party hereto, and any purported assignment or delegation shall be void.

7.03 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, legal representatives, assigns and transferors.

7.04 Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof. The Memorandum of Understanding Relating to WOW Entertainment, Inc. dated on or about March 2, 2001 is hereby terminated and shall have no further force or effect. There are no representations, warranties, conditions or other obligations except as specifically provided. Any waiver, amendment or modification hereof must be in writing. A waiver in one instance shall not be deemed to be a continuing waiver or waiver in any other instance.

7.05 Arbitration. Any and all disputes, claims and controversies arising under or by reason of this agreement shall be settled by arbitration in accordance with the rules of the American Arbitration Association and any award rendered in such arbitration shall be binding and conclusive upon the parties. The arbitrators may decree specific performance or grant injunctions or any other equitable relief deemed proper by the arbitrators under the circumstances. Such arbitration shall be held in Indianapolis, Indiana. Judgment on any award may be entered and enforced in any court located in Indianapolis, Indiana.

7.06 Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Indiana.

7.07 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be deemed executed upon receipt of a facsimile copy bearing signatures of the parties, provided that a complete document bearing original signatures is assembled within five business days of such execution.

7.08    Effective Date. The Effective date of the Closing shall be June 26,
        2001.

7.09 Independence. The negotiation and execution of this Agreement by the parties hereto is independent of the negotiation and/or execution of any other agreement between the parties including but not limited to the negotiation and/or execution of a license agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

                                            WOW ENTERTAINMENT, INC.



                                            By: /s/ Jeffrey J. Lewis
                                                -----------------------------
                                                Jeffrey J. Lewis, CEO


                                            WOMEN OF WRESTLING, INC.



                                            By: /s/ Jeffrey J. Lewis
                                                -----------------------------
                                                Jeffrey J. Lewis, CEO



                                            DAVID MCLANE ENTERPRISES, INC.



                                            By: /s/ David B. McLane
                                                -----------------------------
                                                David B. McLane, President



                                                /s/ David B. McLane
                                                -----------------------------
                                                David B. McLane, Individually